UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RANCHER ENERGY CORP.
(Name of Issuer)

Common Stock, $.00001 Par Value Per Share
(Title of Class of Securities)

75188R106
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75188R106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,561,797

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,561,797

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,561,797

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.85%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	75188R106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,490,295

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,490,295

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,490,295

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.95%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	75188R106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Auerbach

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,561,797

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,561,797

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,561,797

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.85%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	75188R106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75188R106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hound Partners Offshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,490,295

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,490,295

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,490,295

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.95%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75188R106

Item 1.	(a).	Name of Issuer:

Rancher Energy Corp.

(b).	Address of issuer's principal executive offices:

999 18th Street, Suite 2700 Denver, Colorado 80202

Item 2.	(a).-(c)	Name of person filing:

Hound Partners, LLC
101 Park Avenue, 48th Floor
New York, NY 10178
Delaware limited liability company

Hound Performance, LLC
101 Park Avenue, 48th Floor
New York, NY 10178
Delaware limited liability company

Jonathan Auerbach
101 Park Avenue, 48th Floor
New York, NY 10178
United States citizen

Hound Partners, LP
101 Park Avenue, 48th Floor
New York, NY 10178
Delaware limited partnership

Hound Partners Offshore Fund, LP
c/o Citco Fund Services (Curaçao) N.V.
Kaya Flamboyan 9
P.O. Box 4774
Willemstad, Curaçao
Netherlands Antilles
Cayman Islands exempted limited partnership

(d).	Title of class of securities:

Common Stock, $.00001 Par Value Per Share

(e).	CUSIP No.:

75188R106

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Hound Partners, LLC	10,561,797 shares
Hound Performance, LLC	9,490,295 shares
Jonathan Auerbach	10,561,797 shares
Hound Partners, LP	0 shares
Hound Partners Offshore Fund, LP	9,490,295 shares

(b)	Percent of class:

Hound Partners, LLC	8.85%
Hound Performance, LLC	7.95%
Jonathan Auerbach	8.85%
Hound Partners, LP	0%
Hound Partners Offshore Fund, LP	7.95%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Hound Partners, LLC	0 shares
Hound Performance, LLC	0 shares
Jonathan Auerbach	0 shares
Hound Partners, LP	0 shares
Hound Partners Offshore Fund, LP	0 shares

(ii) Shared power to vote or to direct the vote

Hound Partners, LLC	10,561,797 shares
Hound Performance, LLC	9,490,295 shares
Jonathan Auerbach	10,561,797 shares
Hound Partners, LP	0 shares
Hound Partners Offshore Fund, LP	9,490,295 shares

(iii) Sole power to dispose or to direct the disposition of

Hound Partners, LLC	0 shares
Hound Performance, LLC	0 shares
Jonathan Auerbach	0 shares
Hound Partners, LP	0 shares
Hound Partners Offshore Fund, LP	0 shares

(iv) Shared power to dispose or to direct the disposition of

Hound Partners, LLC	10,561,797 shares
Hound Performance, LLC	9,490,295 shares
Jonathan Auerbach	10,561,797 shares
Hound Partners, LP	0 shares
Hound Partners Offshore Fund, LP	9,490,295 shares

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Hound Partners, LP has ceased to be the beneficial owner of more than five percent of the class of securities reported herein.  Hound Partners, LLC, Hound Performance, LLC, Jonathan Auerbach and Hound Partners Offshore Fund, LP continue to hold more than five percent of the class of securities reported herein.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2012
(Date)

HOUND PARTNERS, LLC*

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
        Managing Member

HOUND PERFORMANCE, LLC*

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
       Managing Member

/s/ Jonathan Auerbach*
JONATHAN AUERBACH

HOUND PARTNERS, LP*

By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
        Managing Member

HOUND PARTNERS OFFSHORE FUND, LP*

By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
        Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment number 3 dated February 6, 2012 relating to the Common Stock, $.00001 par value per share of Rancher Energy Corp. shall be filed on behalf of the undersigned.

HOUND PARTNERS, LLC

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
        Managing Member

HOUND PERFORMANCE, LLC

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
       Managing Member

/s/ Jonathan Auerbach
JONATHAN AUERBACH

HOUND PARTNERS, LP

By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
        Managing Member

HOUND PARTNERS OFFSHORE FUND, LP

By:  Hound Performance, LLC, its general partner

By:  /s/ Jonathan Auerbach
Jonathan Auerbach,
        Managing Member

SK 22404 0006 1262877